Exhibit 1.05

More Information:

Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Sues Mgame for Breach of Contract

Lawsuit Alleges Developer of Yulgang is Failing to Provide Adequate Technical Support and Not
Assisting With Fight Against Pirate Servers

Beijing, October 17, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced it has filed a lawsuit in the courts of Hong Kong, against Mgame, the developer of Yulgang. The lawsuit is for breach of contract and alleges that Mgame has not been providing adequate technical support for Yulgang, and Mgame has not been supporting CDC Games in their efforts to combat pirate servers.

The contract between CDC Games and Mgame requires that Mgame assist with the protection of the game from illegal intrusions by hacking and the companies should work together in the event of any hacking. The contract also calls for Mgame to use its best efforts to address identified technical bugs and security defects to ensure a quality game experience for online players. The management of CDC Games has been attempting to work in good faith with the management of Mgame, encouraging them to honor both of these critical obligations. Mgame has been unresponsive to these requests, which CDC Games believes has resulted in increased exposure to piracy of the game and has put the game player’s experience at risk.

On October 17, 2007, Mgame unilaterally announced that they have terminated the contract with CDC Games because they believe CDC Games is in breach of contract for non-payment. The management of CDC Games strongly believes that these accusations and actions are baseless and hold the potential to harm the loyal players of Yulgang, one of the top-10 most popular online games in China, as well as damage the overall online game industry in China.

“We regret that our many attempts to work with Mgame constructively and in good faith have not been successful,” said Xiaowei Chen, Ph.D., president of CDC Games. “We have even been working directly with the Chinese government and they too, have reached out to Mgame to encourage them to work with us constructively to settle this dispute and avoid any potential harm to the Yulgang players or overall games industry in China. Although we finally had no choice but to file the lawsuit, we still hope this dispute can be settled amicably.”

Added Chen. “We have been very successful in our direct efforts to shut down pirate servers, and our spearheading of the formation of the Online Games Alliance Against Piracy (OGAAP) should help to expand our success to an industry-wide level. We simply cannot understand why Mgame has refused to assist in our direct efforts against games piracy and also refused to join the OGAAP initiative. We hope they will live up to their contractual obligations to protect Yulgang for the benefit of our loyal base of players, as well as lending their support and commitment to our industry-wide games protection efforts.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for three consecutive years, in 2005, 2006 and 2007. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the possibility of resolving the dispute with Mgame, the success of any litigation against Mgame, the ability to shut down pirate servers, the success of OGAAP and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the uncertainty of litigation; (b) the continued popularity of Yulgang; (c) the future growth of the online games industry in the China market; (d) the challenge in combating pirate servers; and (e) the willingness of other online games companies, media companies and governmental authorities participate in OGAAP. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.